First Financial Bancorp to Enter the Columbus, Ohio Market

With the Acquisition of The First Bexley Bank

Cincinnati, Ohio – December 18, 2013 – First Financial Bancorp (Nasdaq: FFBC) (the “Company”), the parent company of First Financial Bank (collectively with the Company, “First Financial”), and The First Bexley Bank (“First Bexley”) announced today the signing of a definitive merger agreement. Under the merger agreement, First Financial will acquire First Bexley in a cash and stock transaction in which First Bexley will merge with and into First Financial Bank.

Founded in 2006 and conducting operations out of one full service branch location in Bexley, Ohio, First Bexley serves commercial and consumer clients throughout the Central Ohio market. As of September 30, 2013, First Bexley had total assets of $295.4 million, total deposits of $271.1 million, total common shareholders’ equity of $22.7 million, tangible book value per common share outstanding of $16.45 and net income for the last twelve months of $3.7 million.

“We are pleased to announce this partnership with First Bexley and our entrance into the attractive Columbus market,” commented Claude Davis, President and CEO of the Company. “First Bexley has an outstanding reputation for its commitment to client service and its communities while capitalizing on growth opportunities and managing its operations efficiently. It has been one of the most profitable banks in the state of Ohio with average quarterly return on assets exceeding 1.35% since 2012. We are excited to have the opportunity to provide First Bexley’s associates with an expanded product set to serve commercial and consumer clients as well as adding wealth management capabilities to further enhance customer relationships. Entering the Columbus market has been a strategic priority for us and First Bexley provides an excellent platform for continued growth.”

David Mallett, President and CEO of First Bexley added, “We are excited to be joining First Financial, an organization with similar values to those at First Bexley and a strong commitment to its communities. First Bexley clients will benefit from the additional services and capabilities of a larger community bank while continuing to receive the same high level of service delivered by the local team they know and trust.”

Under the terms of the merger agreement, which was unanimously approved by the boards of directors of each party, shareholders of First Bexley will receive $30.50 for each share of First Bexley common stock consisting of $24.40 in the Company’s common stock and $6.10 in cash, subject to certain adjustment depending upon changes in the price of the Company’s common stock. The final exchange ratio related to the stock component will be based on the average closing price of the Company’s stock over the 20 consecutive trading day period ending on the third business day prior to close. Including outstanding options on First Bexley common stock, the transaction is valued at approximately $44.5 million. Additionally, the Company intends to appoint one director from First Bexley’s board to serve on its board following close of the transaction.

Excluding estimated restructuring charges of approximately $3.5 million, First Financial expects the transaction to be accretive to 2014 diluted earnings per share by $0.02 – $0.03 and to 2015 diluted earnings per share by $0.06. Applying pro forma merger adjustments to the Company’s September 30, 2013 reported balance sheet amounts, dilution to tangible book value per common share is estimated to be $0.19, or 1.8%, inclusive of all restructuring charges with an earnback period of less than three-and-a-half years.

The transaction is expected to be completed during the first half of 2014, subject to approval by First Bexley’s shareholders, regulatory approvals and other customary closing conditions.

Squire Sanders (US) LLP served as legal counsel to First Financial. Keefe, Bruyette and Woods, Inc. served as financial advisor and provided a fairness opinion to First Bexley’s board of directors and Patton Boggs LLP served as legal counsel to First Bexley.

About First Financial Bancorp

First Financial Bancorp is a Cincinnati, Ohio based bank holding company. As of September 30, 2013, the Company had $6.3 billion in assets, $3.9 billion in loans, $4.7 billion in deposits and $692 million in shareholders’ equity. The Company’s subsidiary, First Financial Bank, N.A., founded in 1863, provides banking and financial services products through its four lines of business: commercial, consumer, wealth management and mortgage. The commercial, consumer and mortgage units provide traditional banking services to business and retail clients. First Financial Wealth Management provides wealth planning, portfolio management, trust and estate, brokerage and retirement plan services and had approximately $2.6 billion in assets under management as of September 30, 2013. The Company’s strategic operating markets are located in Ohio, Indiana and Kentucky where it operates 110 banking centers. Additional information about the Company, including its products, services and banking locations is available at www.bankatfirst.com.

About The First Bexley Bank

The First Bexley Bank provides banking and financial services to individuals and commercial customers in Franklin County and its surrounding areas in Central Ohio from its full-service banking location in Bexley, Ohio. As of September 30, 2013, First Bexley had total assets of $295.4 million, total loans of $259.4 million and total deposits of $271.1 million. Additional information about The First Bexley Bank can be found on its website at www.firstbexleybank.com.

Important Information for Investors and Shareholders

This communication does not constitute an offer of any securities for sale. This communication is being made in respect of a proposed transaction involving First Financial and First Bexley. In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 to register the shares of the Company’s common stock to be issued to the shareholders of First Bexley. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of First Bexley in advance of a special meeting of shareholders that will be held to consider the proposed merger. INVESTORS AND SECURITY HOLDERS OF FIRST BEXLEY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT FIRST FINANCIAL, FIRST BEXLEY AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Investors may also obtain these documents, without charge, from First Financial’s website at http://www.bankatfirst.com or by contacting First Financial’s investor relations department at (877) 322-9530.

Forward-Looking Statement

Certain statements contained in this release which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the ‘‘Act’’). Such statements include certain plans, expectations, goals, projections and benefits relating to the merger transaction among First Financial and First Bexley, which are subject to numerous assumptions, risks and uncertainties. Words such as ‘‘believes,’’ ‘‘anticipates,’’ “likely,” “expected,” ‘‘intends’’ and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Please refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, as well as its other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

In addition to factors previously disclosed in reports filed by the Company with the SEC, risks and uncertainties for First Financial, First Bexley and the combined institution include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of First Bexley’s operations with those of First Financial will be materially delayed or will be more costly or difficult than expected; the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of First Bexley shareholders to adopt the merger agreement; diversion of management's attention from ongoing business operations and opportunities; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed merger to close for any other reason; the challenges of integrating and retaining key employees; the effect of the announcement of the merger on First Financial’s, First Bexley’s or the combined company's respective customer relationships and operating results; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and general competitive, economic, political and market conditions and fluctuations. All forward-looking statements included in this news release are based on information available at the time of the release. Neither First Financial nor First Bexley assume any obligation to update any forward-looking statement.

First Financial Bancorp Contact Information

Investors/Analysts	Media
Kenneth Lovik	Jenny Keighley
Senior Vice President, Investor Relations and	Assistant Vice President, Media Relations Manager
Corporate Development	(513) 979-5852
(513) 979-5837	jennifer.keighley@bankatfirst.com
kenneth.lovik@bankatfirst.com

The First Bexley Bank Contact Information

David Mallett

President & CEO

(614) 237-2006

DMallett@firstbexleybank.com

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